SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

JD Alexander
Atlantic Blue Group, Inc.
122 East Tillman Avenue
Lake Wales, Florida 33853
Telephone: (863) 679-9595

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

February 4, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)
(Page 1 of 5 Pages)
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230 10-4	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 016230 10-4	13D	Page 3 of 5 Pages

1		NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 016230 10-4	13D	Page 4 of 5 Pages

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004 (the “Schedule 13D”), by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008 and Amendment No. 11, filed on January 20, 2009 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 12, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The first paragraph of Subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

 (a) According to the Issuer’s quarterly report on Form 10-Q for the fiscal period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 9, 2009, there were 7,357,106 shares of Common Stock issued and outstanding as of February 2, 2009. As of February 13, 2009, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.6% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 6:

On February 4, 2009, ABG, Holding and certain other subsidiaries of ABG, entered into the First Amendment to the Loan Agreement with Farm Credit of Southwest Florida, ACA to provide for an additional $2,500,000 non-revolving line of credit. The total amount receivable under the Loan Agreement, as amended, was changed to the lesser of $22,500,000 or 65% of the pledged Common Stock. In connection with the First Amendment to the Loan Agreement and also on February 4, 2009, Holding and Farm Credit of Southwest Florida, ACA entered into the Second Amendment to the Stock Pledge Agreement to pledge an additional 500,000 shares of Common Stock. Under the Stock Pledge Agreement, as amended, a total of 1,500,090 shares of Common Stock have been pledged.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

99.13
First Amendment to Loan Agreement, dated February 4, 2008, by and among Farm Credit of Southwest Florida, ACA and Atlantic Blue Group, Inc., Alico Holding, LLC, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Atlanticblue Warehousing, LLC, Blue Box Storage, LLC and Footman Trail, LLC

99.14	Second Amendment to Stock Pledge Agreement, dated February 4, 2009, by and between Alico Holding, LLC and Farm Credit of Southwest Florida, ACA

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

ATLANTIC BLUE GROUP, INC.

By:	/s/ JD ALEXANDER
Name: JD Alexander
Title: President and Chief Executive Officer

ALICO HOLDING, LLC

By:	/s/ JD ALEXANDER
Name: JD Alexander
Title: Manager